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                             August 31, 2021

       Meishuang Huang
       Chief Executive Officer
       Antelope Enterprise Holdings Ltd
       Jinjiang Hengda Ceramics Co., Ltd.
       Junbing Industrial Zone, Jinjiang City
       Fujian Province, PRC

                                                        Re: Antelope Enterprise
Holdings Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed August 13,
2021
                                                            File No. 333-258782

       Dear Ms. Huang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-3 filed August 13, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
British Virgin Islands holding company with operations
                                                        conducted by your
subsidiaries based in China and that this structure involves unique risks to investors. Provide a
cross-reference to your detailed discussion of risks facing the company and the
offering as a result of this structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations
 Meishuang Huang
Antelope Enterprise Holdings Ltd
August 31, 2021
Page 2
         and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 3

4. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. Disclose each permission that you, your subsidiaries or your VIEs, if any, are required to obtain from Chinese authorities to operate and issue these securities to foreign investors.
       State whether you, your subsidiaries, or VIEs, if any, are covered by permissions
FirstName LastNameMeishuang Huang
       requirements from the CSRC, CAC or any other entity that is required to approve of the
Comapany
       VIE   sNameAntelope    Enterprise
              operations, and           Holdings Ltd
                              state affirmatively whether you have received all
requisite
Augustpermissions   and2whether any permissions have been denied.
        31, 2021 Page
FirstName LastName
 Meishuang Huang
FirstName LastNameMeishuang
Antelope Enterprise Holdings LtdHuang
Comapany
August 31, NameAntelope
           2021           Enterprise Holdings Ltd
August
Page 3 31, 2021 Page 3
FirstName LastName
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
7. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries , to the parent company and U.S.
         investors.
Risk Factors, page 5

8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
 Meishuang Huang
FirstName LastNameMeishuang
Antelope Enterprise Holdings LtdHuang
Comapany
August 31, NameAntelope
           2021           Enterprise Holdings Ltd
August
Page 4 31, 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Anne Parker, Office
Chief, at (202) 551-3611 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Ralph V. De Martino